SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Rosetta Stone Inc.

(Name of Issuer)

Common Stock, $0.00005 par value

(Title of Class of Securities)

777780107

(CUSIP Number)

Voss Capital, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		690,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

690,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSONS

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		690,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

690,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 500,000 Shares beneficially owned by Voss Value Fund is approximately $8,574,250, including brokerage commissions. The aggregate purchase price of the 190,000 Shares held in the Voss Managed Account is approximately $2,604,239, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,600,714 Shares outstanding, as of July 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

A.	Voss Value Fund

(a)	As of the close of business on August 31, 2020, Voss Value Fund beneficially owned 500,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Voss Advisors

(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 500,000 Shares owned by Voss Value Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Voss GP

(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 500,000 Shares owned by Voss Value Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Voss Capital

(a)	As of the close of business on August 31, 2020, 190,000 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 500,000 Shares owned by Voss Value Fund.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 690,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 690,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Cocke

(a)	Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 500,000 Shares owned by Voss Value Fund and (ii) 190,000 Shares held in the Voss Managed Account.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 690,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 690,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of June 24, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously set forth in Item 6, Voss Value Fund sold exchange-listed American-style call options referencing 41,000 Shares in the aggregate, which had exercise prices of $15, $17.5, and $20 and which expired on March 20, 2020. These call options expired pursuant to their terms such that Voss Value Fund no longer has any exposure to such call options.

As previously set forth in Item 6, Voss Value Fund sold exchange-listed American-style put options referencing 21,100 Shares in the aggregate, which had exercise prices of $15 and $17.5 and which expired on March 20, 2020. These put options were assigned such that Voss Value Fund no longer has any exposure to such put options.

As previously set forth in Item 6, Voss Value Fund sold exchange-listed American-style put options referencing 25,000 Shares, which have an exercise price of $15 and expire on June 19, 2020. These put options were covered such that Voss Value Fund no longer has any exposure to such put options.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

VOSS VALUE FUND, L.P.

By:	Voss Capital, LLC
Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS, LP

By:	Voss Advisors GP, LLC
General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Voss Value Fund, L.P.

Sale of Common Stock	(10,000)	16.1778	07/07/2020
Sale of Common Stock	(6,586)	15.9426	07/08/2020
Sale of Common Stock	(6,586)	16.0007	07/08/2020
Sale of Common Stock	(3,462)	15.8045	07/09/2020
Purchase of Common Stock	10,000	18.6693	07/17/2020
Purchase of Common Stock	10,000	19.0882	07/17/2020
Sale of Common Stock	(5,000)	25.9161	07/29/2020
Sale of Common Stock	(200)	26.0000	07/29/2020
Sale of Common Stock	(6,416)	26.2333	07/29/2020
Sale of Common Stock	(2,500)	26.3880	08/06/2020
Sale of Common Stock	(5,000)	26.0437	08/06/2020
Sale of Common Stock	(2,500)	26.6406	08/10/2020
Sale of Common Stock	(66,425)	29.8500	08/31/2020
Sale of Common Stock	(66,425)	29.8500	08/31/2020
Sale of Common Stock	(66,426)	29.8000	08/31/2020
Sale of Common Stock	(11,024)	30.0004	08/31/2020

Voss capital, llc

(Through the Voss Managed Account)

Sale of Common Stock	(10,000)	16.1778	07/07/2020
Sale of Common Stock	(3,414)	15.9426	07/08/2020
Sale of Common Stock	(3,414)	16.0007	07/08/2020
Sale of Common Stock	(1,794)	15.8045	07/09/2020
Sale of Common Stock	(100)	26.0000	07/29/2020
Sale of Common Stock	(10,000)	26.2063	07/29/2020
Sale of Common Stock	(33,575)	29.8500	08/31/2020
Sale of Common Stock	(33,575)	29.8500	08/31/2020
Sale of Common Stock	(9,900)	30.0726	08/31/2020
Sale of Common Stock	(33,574)	29.8000	08/31/2020
Sale of Common Stock	(58,395)	30.0372	08/31/2020